Aardvark Securities, L.L.C.

Statement of Financial Condition Report
December 31, 2017

Contents



Report of Independent Registered Public Accounting Firm

To the Member
Aardvark Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aardvark Securities LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2014.

Chicago, Illinois
February 16, 2018

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1

Aardvark Securities, L.L.C.

Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	3,509,033
Receivable from clearing organization, net		1,989,054
Financial instruments owned, at fair value		10,937,020
Securities purchased under agreements to resell		76,828,736
Total assets	$	93,263,843
Liabilities and Member's Equity		
Accounts payable, accrued expenses and other liabilities	$	69,263
Payable to affiliates, net		56,691
Securities sold under agreements to repurchase		67,187,603
Total liabilities		67,313,557
Member's equity		25,950,286
Total liabilities and member's equity	$	93,263,843

See Notes to Financial Statement.

Aardvark Securities, L.L.C.

Notes to Financial Statement

Note 1.   Nature of Operations and Significant Accounting Policies

Aardvark Securities, L.L.C. (the Company) is a wholly owned subsidiary of TransMarket Holdings, L.L.C. (the Parent). The Company was formed in January 2013, in the State of Illinois. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934.

The Company will continue to exist unless determined to be dissolved by the Member.

A summary of the Company's significant accounting policies is as follows:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenue and expenses during the reporting period. Actual results could differ from those amounts.

Securities financial instruments: Transactions in government obligations are recorded on a trade-date basis and are carried at fair value, as described in Note 2, with the resulting unrealized gains and losses reflected in trading gains and losses, net in the statement of operations. Contractual interest on securities owned and secured financing activities are recognized on an accrual basis.

Resale and repurchase agreements: Transactions involving securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged where appropriate. Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparties to all resale and repurchase transactions at December 31, 2017, are with the Government Securities Division of the Fixed Income Clearing Corporation ("FICC") and affiliates. When the requirements are met, the Company offsets resale and repurchase agreements executed with the same counterparty and the same settlement date.

The Company is a netting member of the Government Securities Division of FICC, an industry clearinghouse for repurchase and reverse repurchase agreements and fixed income securities. As a netting member of the FICC, the Company is held to a minimum capital requirement of $25,000,000. At the end of each business day, for every trade submitted to and matched by the FICC, the transaction is novated to the FICC, thereby the FICC becomes the Company's counterparty. At December 31, 2017, included in securities sold under agreements to repurchase on the statement of financial condition are amounts under contracts with the FICC. In accordance with applicable accounting guidance, netting applied to the FICC reverse repurchase and repurchase balances was $67,187,603.

Revenue recognition policy: The Company recognizes interest for its financing activities on an accrual basis with related interest recorded as income in the statement of operations.

Aardvark Securities, L.L.C.

Notes to Financial Statement

Note 1.   Nature of Operations and Significant Accounting Policies (continued)

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. The Parent is a limited liability company whose income or loss is includable in the tax returns of its members.

The Company has evaluated income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being, sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2017. The Company is not subject to examination by U.S. federal or state authorities for tax years before 2014.

Offsetting: As of December 31, 2017, the Company holds repurchase and reverse repurchase agreements that are eligible for offset in the statement of financial condition and/or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

Recently adopted accounting pronouncements: In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)* which supersedes the leasing guidance in the Accounting Standards Codification (ASC) 840, *Leases*. Under ASU 2016-02 lessees are required to recognize a right-of-use asset and lease liability for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the statement of operations. The right-of-use asset and corresponding liability will be allocated to and reflected in the financial statements of the entity that has the ability to use the leased asset. This guidance is effective for fiscal periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest period in the financial statements. The Company is currently evaluating the impact that adoption of this ASU will have on its financial statements.

Note 2.   Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Aardvark Securities, L.L.C.

Notes to Financial Statement

Note 2. Fair Value Measurements (continued)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurements in its entirety requires judgment, and considers factors specific to the financial instrument.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfer between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the period.

U.S. Government obligations that trade in active markets are valued using quoted market prices and are classified within Level 1 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Total	Level 1
Assets:		
Financial instruments owned:		
U.S. Treasury bills	$ 10,937,020	$ 10,937,020
Total assets	$ 10,937,020	$ 10,937,020

As of and for the period ended December 31, 2017, the Company had no assets or liabilities that fell within Level 2 or Level 3 of the fair value hierarchy.

Substantially all of the Company's other assets and liabilities are considered financial instruments and are at carrying amounts that approximate fair value because of the short maturity of the instruments. Repurchase and reverse repurchase agreements are carried at contract value.

Note 3. Receivable from/Payable to Clearing Organization

Receivable from/payable to clearing organization at December 31, 2017 consisted of the following:

	Receivable
Deposit with clearing organization	$ 2,184,680
Fail charges payable to clearing organization	(23,247)
Accrued expenses to clearing organization	(172,379)
	$ 1,989,054

Aardvark Securities, L.L.C.

Notes to Financial Statement

Note 4. Offsetting

The following table provides disclosure regarding the offsetting of recognized assets and liabilities presented in the statement of financial condition:

| | Gross Amounts Recognized | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Assets/Liabilities Presented in the Statement of Financial Condition | Gross Amounts Not Offset in the Statement of Financial Condition | | |
				Financial Instruments	Cash Collateral Received/Pledged	Net Amount
Assets						
Reverse repurchase agreements	$ 9,344,043,425	$ 9,267,214,689	$ 76,828,736	$ 76,828,736	$ -	$ -
Total Assets	$ 9,344,043,425	$ 9,267,214,689	$ 76,828,736	$ 76,828,736	$ -	$ -
Liabilities						
Repurchase agreements	$ 9,334,402,292	$ 9,267,214,689	$ 67,187,603	$ 67,187,603	$ -	$ -
Total Liabilities	$ 9,334,402,292	$ 9,267,214,689	$ 67,187,603	$ 67,187,603	$ -	$ -

Note 5.   Collateral

The Company pledges certain of its financial instruments owned, and at times cash, to collateralize repurchase agreements to satisfy margin requirements. Pledged securities that can be sold or re-pledged by the secured party are identified in the statement of financial condition.

Reverse repurchase and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements. As of December 31, 2017, substantially all securities collateral received under reverse repurchase agreements has been delivered or repledged in connection with repurchase agreements. Also, the counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements.

The company monitors the fair value of underlying securities in comparison to the related receivable or payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

Maturities of financial instruments sold under agreements to repurchase accounted for as secured borrowings are provided in the table below:

	Overnight	Up to 30 Days	30-90 Days	Total
Securities sold under agreements to repurchase				
US government obligations	9,334,402,292	-	-	9,334,402,292

At December 31, 2017, the fair value of assets pledged as collateral under agreements to repurchase is approximately $9,342,462,169.

Note 6.   Related-Party Transactions

During the year, in the normal course of business, the Company had intercompany transactions with entities affiliated through common ownership which included the affiliates paying employee compensation and related benefits and other expenses on behalf of the company. As of December 31, 2017, the Company had payables of $56,691 to these affiliates.

In addition, at December 31, 2017, the Company had securities purchased under an agreement to resell for $4,649,419,314 and securities sold under agreement to repurchase of $4,572,590,578 with an affiliate through common ownership. These securities are all accounted for as overnight secured borrowings.

Note 7.   Commitments

From time to time and in the normal course of business, the Company will enter into forward starting reverse repurchase agreements and forward starting repurchase agreements. As of December 31, 2017, the Company had $1,588,531,250 in forward starting reverse repurchase agreements and $1,588,531,250 in forward starting repurchase agreements both commencing on January 2, 2018 and terminating on January 3, 2018.

Note 8.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

Note 9.   Market Risk and Concentrations of Credit Risk

The Company enters into various transactions with domestic broker-dealers and other financial institutions. These transactions may at times represent a concentration of credit risk. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of each party with which it conducts business.

Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary positions, as well as the volatility and liquidity in the markets

Note 9.   Market Risk and Concentrations of Credit Risk (continued)

in which the financial instruments are traded. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 10.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and has elected to compute its net capital requirements under the alternative method, as provided by the Rule, which requires the maintenance of minimum "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit balances" as defined by Rule 15c3-1. At December 31, 2017, the Company had net capital of $25,900,504 and net capital requirements of $250,000. The net capital requirements may effectively restrict the payment of distributions to the parent.

Note 11.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued. No subsequent events were noted.